0BUNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of June 2011

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

 36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

PRESS RELEASE

Success of the dividend distribution in shares

Paris, June 15, 2011. The option for the payment of the dividend in shares was widely chosen by Veolia Environnement’s shareholders: 63.74% of the rights were exercised in favor of a payment in shares. This high rate of dividend distribution in shares will result in an increase of 382.3 million euros in the equity of Veolia Environnement.

This transaction will result in the issuance of 20,462,396 new shares (representing approximately 3.94% of the share capital and 4.05% of the voting rights, taking into account the issuance), to be delivered and admitted for trading on Euronext Paris starting on June 17, 2011.

The shares issued in this manner shall carry entitlement to dividends as from January 1, 2011 and shall be the object of subsequent listing requests on Euronext Paris and the NYSE.  They shall carry the same rights and restrictions as common shares in circulation, as described in the Company’s Articles of Association and the 2010 Registration Document/Annual Financial Report available on the Company’s website (www.finance.veolia.com).

Veolia Environnement’s General Shareholders’ Meeting of May 17, 2011 determined that the amount of the dividend to be paid for the 2010 fiscal year would be €1.21 per share and decided that shareholders could elect to receive the dividend either in cash or in shares.  The issue price of the new shares issued as payment for the dividend as set at €18.74, corresponding to 90% of the average opening prices during the twenty trading days preceding the date of the General Shareholders’ Meeting less the amount of the dividend.

The dividend resulting from the option for the payment in cash represents a total amount of 203.3 million euros.  It will also be paid starting on June 17, 2011.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 315,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation.
Veolia Environnement recorded revenue of €34.8 billion in 2010. www.veolia.com

Analysts’ and institutional investors’ contact: Ronald Wasylec – Tel +33 (0)1 71 75 12 23

US Investors contact: Terri Anne Powers – Tel +1 312-552-2890

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 16, 2011

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot
Name: Antoine Frérot Title: Chairman and Chief Executive Officer